Exhibit 1.01
Barnes Group Inc.
Conflict Minerals Report

Barnes Group Inc. files this Conflict Minerals Report for the 2022 calendar year (this “Report”) in accordance with Rule 13p-1 of the Securities Exchange Act of 1934, as amended.

Item 1.01 Conflict Minerals Disclosure and Report

Corporate Structure and Products
Barnes Group Inc. (“Barnes” or the “Company”) is a global provider of highly engineered products, differentiated industrial technologies, and innovative solutions, serving a wide range of end markets and customers. Its specialized products and services are used in far-reaching applications including healthcare, automation, packaging, aerospace, mobility and manufacturing. Barnes operates under two global business segments: Industrial and Aerospace. The Industrial Segment includes the Molding Solutions, Motion Control Solutions and Automation business units. The Aerospace segment includes the original equipment manufacturing (“OEM”) business and the aftermarket business, which includes maintenance, repair and overhaul (“MRO”) services and the manufacture and delivery of aerospace aftermarket spare parts. See Barnes’s website, www.onebarnes.com, for further information about the Company.

Due Diligence
In 2022, to prepare this Report, Barnes Legal Counsel (“Barnes Legal”), in partnership with Barnes supply chain representatives, conducted a review in accordance with methods generally in alignment with the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict- Affected and High-Risk Areas” (“OECD Framework”).

The goal of Barnes’s review with respect to its products and supply chain was to ascertain:

a.if columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten (collectively, “T3G minerals”) are necessary to the functionality or production of products that Barnes manufactures; and, if so,
b.if the T3G minerals are financing conflict in the Democratic Republic of the Congo or an adjoining country (“Conflict Minerals”).

Together, this two-pronged review is hereinafter referred to as the Company’s “Reasonable Country of Origin Inquiry.”

At the conclusion of our Reasonable Country of Origin Inquiry Barnes determined that certain products manufactured by Barnes during the 2022 calendar year were manufactured with materials or components that contain or are likely to contain T3G Minerals that are necessary to the functionality or production of those products. Further, Barnes does not have sufficient information to determine the country of origin for all the T3G Minerals in our supply chain.

Reasonable Country of Origin Inquiry

This year, the Company’s Reasonable Country of Origin Inquiry included an update to our supplier list that were known to have, or may have, supplied T3G minerals based on the nature of the specific products manufactured by Barnes and materials provided by each supplier. After providing training to Barnes supply chain representatives and establishing a cadence of guidance and communication updates with senior management, Barnes contacted more than 1,300 suppliers, each of whom received the current version of the OECD-based “Conflict Minerals Reporting Template” (the “CMRT”). Under the procedures used for the review, Barnes’s supply chain representatives sent the CMRT to their respective suppliers with a deadline for response. Subsequently, Barnes supply chain representatives tracked supplier responses and reviewed the CMRT information received from the Company’s suppliers. Barnes utilized a third-party software tool to aggregate the data in the supplier provided CMRTs and evaluate supplier responses.

Barnes has a Conflict Minerals Policy and reserves the right to enforce its supply chain terms and conditions of purchase. In addition, Barnes maintains certain supplier onboarding processes to mitigate the risk of receiving Conflict Minerals following the initial CMRT, including maintaining a Code of Business Ethics and Conduct for Suppliers. Company supply chain representatives retain records of each supplier’s response to the CMRT in a centralized database for internal confirmation and future review and audit.

Like many of the Company’s suppliers, Barnes is several steps in the supply chain removed from smelters and refiners. In addition, Barnes does not directly source T3G Minerals. Supplier responses to the CMRT were varied. Some affirmatively informed Barnes that no Conflict Minerals were provided to Barnes. Some suppliers provided generalized CMRT responses that apply across their entire product line, still others provided a more specific response related to the specific product supplied by that supplier to Barnes.

Barnes Conflict Minerals Policy
Barnes adopted a Conflict Minerals Policy to communicate to the public and Barnes’s supply chain its intent to support the social goals underlying the Conflict Minerals rule (the “Policy”). The Policy can be found at: https://www.onebarnes.com/wp-content/uploads/2023/01/Conflict-Minerals-Policy-Jan-2023.pdf In addition, Barnes updated its Code of Business Ethics and Conduct for Suppliers further reinforcing the requirements of supplier cooperation, transparency, and adherence to applicable laws.

Measures to Strengthen Supplier Engagement
Barnes has incorporated Conflict Minerals contract language into its standard terms and conditions or has disclosed Conflict Minerals requirements on purchase orders. Also, the Company has implemented Conflict Minerals-related requirements for the onboarding of new suppliers. In accordance with the OECD Framework, these efforts help engage Barnes’s suppliers to mitigate the risk of receiving Conflict Minerals.

Ongoing Steps to Mitigate Risks
Barnes will continue its ongoing compliance efforts regarding maintaining a substantive response rate to the CMRT through continued dialogue with suppliers; evaluating information provided by suppliers; applying its Conflict Minerals contract terms and conditions; performing Conflict Minerals due diligence when onboarding new suppliers; and ensuring any businesses acquired in the future perform the necessary due diligence.

Barnes continues to review best practices and expert guidance for opportunities to strengthen compliance controls as it further develops its Conflict Minerals compliance program. The Company plans to continue addressing Conflict Minerals issues in its supply chain as necessary by continuing to engage its suppliers in dialogue, discouraging suppliers from sourcing Conflict Minerals, requiring greater supply chain transparency, and/or potentially re-sourcing in certain circumstances.